May 5, 2025

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3720

Attention:	Joyce Sweeney Christine Dietz Marion Graham Matthew Derby

Re:	Aebi Schmidt Holding AG Registration Statement on Form S-4 Filed April 4, 2025 File No. 333-286373

Ladies and Gentlemen:

This letter sets forth the responses of Aebi Schmidt Holding AG (“Aebi Schmidt”) to the comment letter, dated May 1, 2025, from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) relating to the Staff’s review of Aebi Schmidt’s Registration Statement on Form S-4 (File No. 333-286373) filed with the Commission on April 4, 2025 (the “Registration Statement”).

On behalf of Aebi Schmidt, we concurrently are filing via EDGAR Amendment No. 1 to the Registration Statement (“Amendment No. 1”). Amendment No. 1, as filed via EDGAR, is marked as specified in Item 310 of Regulation S-T. All capitalized terms used but not otherwise defined herein have the respective meanings ascribed to such terms in Amendment No. 1.

To assist the Staff in its review, we have included the text of the Staff’s comments below in italicized, bold type and have followed each comment with Aebi Schmidt’s response.

Except as otherwise noted in this letter, the information provided in response to the Staff’s comments has been supplied by Aebi Schmidt, which is solely responsible for such information.

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May 5, 2025

Questions and Answers About the Merger and the Special Meeting, page 2

1.
We note your disclosure that the interests of the directors and officers of Shyft in the transactions may differ from the interests of Shyft shareholders. Please provide a question and answer summarizing these interests, how those interests may differ from shareholders, and identify resulting risks. Your revised disclosure should include a cross reference to more information.

Aebi Schmidt respectfully acknowledges the Staff’s comment. In response to the Staff’s comment, a question and answer summarizing the interests of the directors and officers of Shyft in the Transactions that may differ from the interests of Shyft shareholders, including a cross reference to more information, has been included in Amendment No. 1 (see page 2).

Risk Factors, page 24

2.
Please add a risk factor highlighting the risks of going public through a merger rather than an underwritten offering, as we note that this transaction would constitute the initial public offering of the combined company’s equity securities. These risks may include the absence of due diligence conducted by an underwriter that would be subject to liability for any material misstatements or omissions in a registration statement.

Aebi Schmidt respectfully acknowledges the Staff’s comment. In response to the Staff’s comment, a risk factor highlighting risks of going public through a merger rather than an underwritten offering, including the absence of due diligence conducted by an underwriter that would be subject to liability for any material misstatements or omissions in a registration statement pursuant to Section 11 of the Securities Act, has been included in Amendment No. 1 (see page 36).

Aebi Schmidt has identified material weaknesses in its internal control over financial reporting . . ., page 40

3.
We note that Aebi Schmidt identified several material weaknesses in its internal control over financial reporting in connection with the preparation of the consolidated financial statements as of and for the years December 31, 2024 and 2023. Please disclose here and on page 184 the timing of remediation activities and any material costs you have incurred or expect to incur.

Aebi Schmidt respectfully acknowledges the Staff’s comment. In response to the Staff’s comment, Aebi Schmidt has added disclosure in Amendment No. 1 (see page 41 and page 187) regarding the timing of such remediation activities and any material costs Aebi Schmidt has incurred or expects to incur.

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May 5, 2025

The Merger

Summary of Material Financial Analyses, page 84

4.	We note that the provided analysis and projections are a summary of the information provided to the board. Please revise to include the full projections.

Aebi Schmidt respectfully acknowledges the Staff’s comment. In response to the Staff’s comment, Aebi Schmidt has revised the disclosure on page 86 in the section of Amendment No. 1 entitled “Summary of Financial Analysis” to clarify that the projected financial information set forth in such section of the proxy statement/prospectus contains all of the financial projections provided to the Shyft Board by Deutsche Bank Securities Inc. in connection with the Shyft Board’s consideration of the Transactions.

Aebi Schmidt Holding AG Consolidated Financial Statements

Note 17. Segments, page 164

5.
We note your disclosure on page 142 that revenues for each of the company’s products would be impracticable to disclose and management does not view its business by product line. Please tell us what consideration was given to disclosing revenues for significant brands, groups of similar products, or lines of businesses. In this regard, in your discussion of segment MD&A you attribute revenue fluctuations to specific brands and types of products and for goodwill impairment testing you have identified Monroe and MB Group as reporting units. Refer to ASC 280-10-50-40.

Aebi Schmidt respectfully acknowledges the Staff’s comment and advises that it considers and follows the provisions of Accounting Standards Codification (“ASC”) 280-10-50-40, “Information about Products and Services,” when preparing its financial statements. ASC 280-10-50-40 states that a public entity shall report the revenues from external customers for each product or each group of similar products unless it is impracticable to do so.

While Aebi Schmidt acknowledges that Aebi Schmidt has detailed revenue and expense information for Aebi Schmidt’s North American brands, the same level of granularity is not available for Aebi Schmidt’s Europe and the Rest of the World operations. The integration of Aebi Schmidt’s Europe and the Rest of the World operations has resulted in a consolidated reporting structure that does not allow for the separation of revenues and expenses by individual brands or product lines.

Aebi Schmidt’s North American brands comprise several brands (including Monroe and MB Group) acquired through various transactions.  As a result of these historical acquisitions, Aebi Schmidt has been able to maintain separate financial records for each brand that facilitate individual reporting. Conversely, Aebi Schmidt’s Europe and the Rest of the World operations are integrated, making it impracticable to disclose revenues at the brand or product level given such revenue data is not separately maintained on a standalone basis.

In Aebi Schmidt’s North America segment, the reporting units where Aebi Schmidt conducts goodwill impairment testing are at the brand level, which allows Aebi Schmidt to evaluate the performance of each brand individually. However, for Aebi Schmidt’s Europe and the Rest of the World segment, the reporting unit is aligned with the overall segment rather than individual brands, and Aebi Schmidt does not have discrete financial information available at the brand or product level. Consequently, while Aebi Schmidt can assess transactions and brand performance separately in North America, the integrated nature of Aebi Schmidt’s operations in Aebi Schmidt’s Europe and the Rest of the World segment makes it impracticable for Aebi Schmidt to isolate brand-level performance in that segment.

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Furthermore, Aebi Schmidt’s segment disclosure is meant to provide an entity-wide view of Aebi Schmidt’s operations. Given that Aebi Schmidt only possesses detailed revenue information for certain North American brands and product lines, it is impracticable to disclose revenues by brand or products for the entire Aebi Schmidt business. Attempting to provide such disclosures for Aebi Schmidt’s Europe and the Rest of the World operations, where this information is not available, could result in inaccurate disclosure. Furthermore, only providing this information for Aebi Schmidt’s North American brands without providing such information for other geographic regions would result in incomplete disclosures. Therefore, Aebi Schmidt believes it is more appropriate to focus Aebi Schmidt’s disclosures on the financial performance of Aebi Schmidt by geographic region rather than attempting to present any financial information by brand or product line.

In conclusion, Aebi Schmidt believes that the lack of brand or product level revenue data for Aebi Schmidt’s Europe and the Rest of the World operations, combined with the potential for presenting incomplete disclosures if such data is presented only for Aebi Schmidt’s North American operations, support Aebi Schmidt’s determination (including for purposes of ASC 280-10-50-40) that it is impracticable for Aebi Schmidt to report revenues for each of Aebi Schmidt’s products.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Key Performance Indicators, page 174

6.
You disclose that Aebi Schmidt’s key performance indicators are not based on any standardized industry methodology, are based on internal data, and increases or decreases in key performance indicators may not correspond with increases or decreases in revenue. As sales, net income and margin, and net cash provided by (used in) operating activities are presented in or derived from amounts in the company’s GAAP financial statements, please revise to clarify that these measures are presented in or derived from your financial statements and are not internally-derived metrics potentially subject to adjustment. Additionally, clarify your statement that there are inherent challenges in measuring usage and engagement, specifically describe the nature of usage and engagement and how this relates to the key performance indicators presented.

Aebi Schmidt respectfully acknowledges the Staff’s comments. In response to the Staff’s comment, Aebi Schmidt has revised the disclosure on page 177 to clarify the description of key performance measures presented in or derived from Aebi Schmidt’s GAAP financial statements. These measures are not internally-derived metrics that are potentially subject to adjustment. In addition, Aebi Schmidt has removed reference to any challenges in measuring usage and engagement.

Results of Operations, page 175

7.
We note your disclosure that the increase in sales for the North America segment was primarily driven by an increase in orders for airport snow clearing machines (M-B) and the company’s municipal business (Monroe brand). We further note your disclosure related to Europe and the Rest of the World referring to Street Sweeping, airport snow and ice clearing machines, offset by lower legacy agricultural products. To the extent available, please revise the discussion of consolidated and/or segment results of operations to disclose the amount of or increase in revenues attributed to significant brands or lines of business. In this regard we note that recent Aebi Schmidt annual reports disclose sales by brands and certain groups of brands, including M-B products and Monroe/Towmaster products. Refer to Item 303(b) of Regulation S-K.

Aebi Schmidt respectfully acknowledges the Staff’s comment. In response to the Staff’s comment, Aebi Schmidt has revised the language pertaining to Aebi Schmidt’s North America segment to provide a clearer understanding of the increase in sales driven by Aebi Schmidt’s airport snow clearing machines under Aebi Schmidt’s M-B brand and the municipal business under Aebi Schmidt’s Monroe brand by quantifying the impact of such increase. However, Aebi Schmidt would like to clarify that while Aebi Schmidt has detailed revenue and expense information for Aebi Schmidt’s North American brands, Aebi Schmidt does not have the same level of granularity available for Aebi Schmidt’s Europe and the Rest of the World operations.

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As noted in Aebi Schmidt’s response to the Staff’s comment #5, the integration of Aebi Schmidt’s Europe and the Rest of the World operations has led to a consolidated financial reporting structure that does not facilitate the separation of revenues and expenses by individual brands or product lines. While Aebi Schmidt uses internal operating and production information to explain the drivers of Aebi Schmidt’s Europe and the Rest of the World operations, Aebi Schmidt does not have sufficient financial information to quantify the impacts of individual brands and product lines of Aebi Schmidt’s Europe and the Rest of the World operations as this information is not tracked.

Furthermore, as a privately held Swiss company, Aebi Schmidt has historically published on Aebi Schmidt’s website unaudited sales figures by brand and certain groups of brands as supplemental information in Aebi Schmidt’s annual reports.  These figures were derived using a simplified approach based on a legal entity basis and management’s assumptions and estimates, which may differ from the actual numbers under U.S. GAAP. Accordingly, such sales figures were not used in the preparation of Aebi Schmidt’s U.S. GAAP financial statements included in the Registration Statement.

General

8.
In an appropriate place in the summary, include a diagram of Shyft’s and Aebi Schmidt’s organizational structures prior to and after the consummation of the merger agreement. With a view to providing investors a picture of the common ownership and how the entities are affiliated, include a depiction of the ownership of Shyft and Aebi Schmidt in the diagram. Also include the affiliated entities with which Aebi Schmidt does business, so that investors understand how they are affiliated.

Aebi Schmidt respectfully acknowledges the Staff’s comment. In response to the Staff’s comment, Aebi Schmidt has added Exhibit 21.2 to Amendment No. 1, which includes corporate structure diagrams showing the organizational structures of (i) Shyft and its subsidiaries immediately prior to the Effective Time, (ii) Aebi Schmidt and its subsidiaries immediately prior to the Effective Time, and (iii) the Combined Company immediately following the Effective Time. Aebi Schmidt also added a statement cross referencing Exhibit 21.2 in the section of Amendment No. 1 entitled “Description of the Aebi Schmidt Business—The Shyft Transaction”.

As disclosed in the Registration Statement in the section entitled “Transactions with Related Persons of Aebi Schmidt and Certain Control Persons of Aebi Schmidt”, Mr. Peter Spuhler, the chair and controlling shareholder of Aebi Schmidt as of immediately prior to the Effective Time, is an entrepreneur and investor with significant and diverse holdings, and some of the entities that Mr. Spuhler controls or in which Mr. Spuhler has significant investments have entered into, and in the future may enter into, commercial transactions with Aebi Schmidt or its subsidiaries on arms-length terms. Such section discloses such commercial relationships with two entities, namely, Stadler Rail AG and Innflow AG, which might be deemed affiliates of Aebi Schmidt through Mr. Spuhler. However, Aebi Schmidt did not include such entities in the structure diagrams because they are not group companies of Aebi Schmidt (i.e., subsidiaries of Aebi Schmidt Holding AG), and Aebi Schmidt believes that including such entities would not provide meaningful additional disclosure but rather could potentially confuse investors as to the relationship between such entities and Aebi Schmidt.

*            *            *

Aebi Schmidt acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filings that Aebi Schmidt makes with the Staff. Aebi Schmidt also acknowledges that the Staff’s comments or changes to disclosure in response to the Staff’s comments do not foreclose the Commission from taking any such action with respect to such filings. Furthermore, Aebi Schmidt acknowledges that it may not assert the Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States of America.

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Aebi Schmidt would appreciate receiving any further questions or comments that the Staff may have regarding this letter or the Registration Statement at the Staff’s earliest convenience. Please do not hesitate to contact the undersigned at (212) 509-4741 or jake.brown@wg-law.com.

Sincerely,

Wuersch & Gering LLP

/s/ John F. (Jake) Brown
John F. (Jake) Brown

cc:	Aebi Schmidt Holding AG Barend Fruithof Thomas Schenkirsch